02


03057470

Cygnus, Inc.
2002
Annual
Report



GlucoWatch® G2™
Biographer
launched in the
United States

Dear Shareholder:

In 2002 Cygnus achieved its most important goal — launching the GlucoWatch® Biographer in the U.S. market. In the future this may well be viewed as a historic milestone, not only for Cygnus, but also for the community of millions who live with diabetes. The first and only frequent, automatic and non-invasive glucose monitoring system became available for purchase by adults in the United States and — with the launch of our second model, the GlucoWatch® G2™ Biographer — by children and adolescents (ages 7 to 17).

This was the beginning of access for people with diabetes to the most significant technological breakthrough in glucose monitoring since the transition from urine dip sticks to blood meters about 20 years ago. Since that time, numerous clinical studies have demonstrated the health benefits of frequent glucose testing and intensive diabetes management, and our Biographer is the early leader in a historic paradigm shift towards continuous-style glucose monitoring as the standard of care for diabetes. What makes all this so important is that the vast majority of people with diabetes don't test their glucose levels frequently enough, despite all the research and recommendations. The Biographer, we believe, is thus going to make a significant improvement in the quality of life for a great many of these individuals and families.

We entered the U.S. market with a strong partner in Sankyo Pharma Inc., a wholly owned U.S. subsidiary of Sankyo Co., Ltd., a multibillion dollar Japanese pharmaceutical and medical products company. Sankyo has demonstrated their strong commitment to the Biographer through $25 million in licensing payments and about $16 million in product shipments in 2002, as well as the millions they are spending in fulfillment of their responsibilities under our agreement. During 2002 those responsibilities expanded beyond sales to include marketing, distribution, and contracting with managed care groups and government agencies. Cygnus' responsibilities are now focused on research, on product development and enhancement, on FDA approvals and other regulatory matters, and on manufacturing. Sales growth in the United States, therefore, will fully depend upon the result of Sankyo's efforts. We believe Sankyo is applying the necessary resources to position the Biographer as a major product in the continuous-style glucose monitoring market.

There are great benefits and great challenges in pioneering market segments with revolutionary technology. Research data make a strong case that products that are first in a market segment maintain long-term market share leadership. This is the next goal for us and for Sankyo. On the other hand, pioneering a segment is expensive and time-consuming, and it requires patience. There are significant education efforts needed to explain the benefits of frequent and automatic glucose monitoring to health care professionals, managed care organizations and people with diabetes, and to begin expanding their perspective beyond traditional blood-glucose monitoring. These efforts are well under way, and we anticipate continued end-user sales growth as these education efforts steadily permeate these customer groups.

Despite our significant achievement in launching the first frequent, automatic and non-invasive glucose monitor, 2002 was a difficult year in other respects. Cygnus' stock was delisted from the Nasdaq National Market exchange and currently trades on the OTC Bulletin Board. As we demonstrate business growth, we will, of course, seek to move our stock back onto Nasdaq.

On a more positive note, in 2002 the U.S. Patent and Trademark Office issued to us seven patents relating to our glucose monitoring systems, including the GlucoWatch G2 Biographer. We also received two patents from the European Patent Office and five patents from the Japanese Patent Office in 2002 that relate to our glucose monitoring systems. Furthermore, 18 scientific articles relating to our GlucoWatch Biographers were published in 2002, including eight presentations at the American Diabetes Association meeting.

Looking at 2003, Sankyo is doubling the size of their sales force focused on the Biographer and in addition will be utilizing their entire national sales force to distribute Biographer literature. A key element for success is to have the Biographer broadly covered by medical insurance. Currently there are four health plans (representing 41 million covered lives) with Biographer insurance policies in place. Sankyo is diligently working to increase this coverage. As we await broader insurance coverage, Sankyo — via its mail-order pharmacy vendor — is assisting customers to get their Biographer purchases covered by insurance on a patient-by-patient basis. This is a lengthy process that can take several weeks to complete. As a result, early in 2003 there is a substantial list of patients who — although they have submitted prescriptions and requests for insurance coverage — have not heard back from their insurance companies and therefore have not yet purchased the Biographer. The delay in processing these orders has led Sankyo to lower its sales forecast for 2003. This will have a negative impact on our cash flow during the year. On the other hand, we expect that the pace with which we receive prescriptions will grow in 2003, and we anticipate that the growth of end-user sales will accelerate each quarter, especially if Sankyo's efforts in securing broader insurance coverage begin to have the expected results.

As always, we are grateful for our dedicated Cygnus employees and our stockholders. All of you are deeply appreciated. 2003 will be challenging, but we are optimistic that the Biographer will demonstrate strong business growth in the second half of the year. We're on the market — it's a historic time — for us and for everyone who is now able to experience this new era of glucose management.



John C Hodgman
Chairman, Chief Executive Officer and President

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Executive Officers

John C Hodgman
Chairman, Chief Executive Officer and President

Neil R. Ackerman, Ph.D.
Chief Technical Officer, Senior Vice President,
Research & Development and Scientific Affairs

Craig W. Carlson
Chief Operating Officer, Chief Financial Officer
and Senior Vice President

Barbara G. McClung, Esq.
Senior Vice President, General Counsel
and Corporate Secretary

Board of Directors

John C Hodgman
Chairman, Chief Executive Officer and President

André F. Marion
Vice Chairman of the Board of Directors
Former Chairman and Chief Executive Officer, Applied Biosystems, Inc.
Former Vice President, Perkin-Elmer Corporation

Frank T. Cary
Former Chairman and Chief Executive Officer, IBM Corporation

Richard G. Rogers
Former President and Chief Operating Officer, Syntex Corporation

Walter B. Wriston
Former Chairman and Chief Executive Officer, Citicorp

Stockholder Relations
Transfer Agent and Registrar

Mellon Investor Services LLC
85 Challenger Road
Overpeck Centre
Ridgefield Park, NJ 07660
Telephone (800) 356-2017
www.melloninvestor.com

Independent Auditors

Ernst & Young LLP
Palo Alto, CA

Annual Meeting

The Annual Meeting of Stockholders
will be held June 9, 2003 at 9:00 a.m.
at the Sofitel Hotel
223 Twin Dolphin Drive
Redwood Shores, CA 94065

Stockholder Information

For more information about the
Company, please contact:

Cygnus, Inc.
Corporate Communications
400 Penobscot Drive
Redwood City, CA 94063-4719
Telephone (650) 369-4300
Fax (650) 599-2503
www.cygn.com
www.glucowatch.com

Cygnus (www.cygn.com and www.glucowatch.com) develops, manufactures and commercializes new and improved glucose-monitoring devices. The Company's products are designed to provide more data to individuals and their physicians and enable them to make better-informed decisions on how to manage diabetes. The GlucoWatch® Biographer was Cygnus' first approved product. The device and its second-generation model, the GlucoWatch® G2™ Biographer, are the only products approved by the FDA that provide frequent, automatic and non-invasive measurement of glucose levels. Cygnus believes its products represent the most significant commercialized technological advancement in self-monitoring of glucose levels since the advent of finger-stick blood glucose measurement approximately 20 years ago. The Biographer is not intended to replace the common finger-stick testing method, but is indicated as an adjunctive device to supplement blood glucose testing to provide more complete, ongoing information about glucose levels.



CYGNUS®